March 13, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention:  Jeff Riedler, Assistant Director

Re:	Cubist Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-21379

Dear Mr. Riedler:

This letter is being furnished in response to the comments contained in the letter (the “Comment Letter”) dated March 5, 2009 from you to Michael W. Bonney, President and Chief Executive Officer of Cubist Pharmaceuticals, Inc. (the “Company”), with respect to the Company’s Annual Report on Form 10-K, File No. 000-21379 (the “Annual Report”).  The Comment Letter follows up on your December 18, 2008 and February 17, 2009 comment letters to Mr. Bonney and the Company’s January 27, 2009 and March 3, 2009 responses to these comment letters. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Supplemental Response Letter March 3, 2009

Proposed Disclosure for Item 11. Executive Compensation

1.

We note your proposed disclosure provided in response to comment 1. It appears that the bullet points on the top of page 4 contradict each other. The first bullet point appears to require that you meet 70% of your corporate goals in order to award any annual performance awards. The second bullet point appears to allow the Board to make annual performance awards even if you have not achieved 70% of your corporate goals. Please either delete the first bullet point or provide further clarification as to why you believe these bullet points are not contradictory.

Response:

The Company acknowledges the Staff’s comment and intends to revise the disclosure in the two bullet points referenced in your February 17, 2009 comment letter as follows (italicized text indicates new disclosure as compared to the Company’s March 3, 2009 response to comment #1 of the SEC’s February 17, 2009 comment letter). This disclosure makes it clear that performance awards will not be made under the Company’s Short-Term Incentive Plan (“STIP”) unless 70% of the Company’s corporate goals are achieved and that, if 70% of the Company’s corporate goals are achieved and awards are due to be paid under the STIP, the Board has discretion to reduce, increase or eliminate award payments in accordance with its assessment of the Company’s performance.  The Company intends to include similar disclosure in the Proxy Statement for its 2009 Annual Meeting of Stockholders, which will be incorporated by reference into its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

• Required us to achieve at least 70% of our corporate goals for any annual performance awards to be paid.  We believe that achievement of this minimum level of performance is necessary to justify the payment of any performance award, and that this minimum performance threshold is reasonable and consistent with industry practices.

• Provided that we have achieved at least 70% of our corporate goals, provides the Board with the discretion to reduce, increase or eliminate award payments in accordance with its assessment of our achievement against corporate goals.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or additional comments regarding any of the information set forth in this letter, please call the undersigned at 781.860.8202.

Very truly yours,

CUBIST PHARMACEUTICALS, INC.

/s/ Tamara L. Joseph

Tamara L. Joseph
Senior Vice President, General Counsel and Secretary

cc:	Suzanne Hayes, Legal Branch Chief
Laura Crotty, Staff Attorney
Michael W. Bonney, President and Chief Executive Officer
Laurie A. Cerveny, Bingham McCutchen LLP